Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

April 20, 2021

[VIA EDGAR]

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

Separate Account VA DD

Form N-4 Registration Statements (File No. 333-249114)

Mr. Bellacicco:

This letter responds to comments that you provided via phone call on March 31, 2021, with respect to the above-referenced filings for Separate Account VA DD of Transamerica Life Insurance Company (“TLIC”) relating to the Vanguard Variable Annuity.

For your convenience, I have restated those comments below, and followed each comment with our response.

Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the applicable documents.

I.	EDGAR – Naming Convention

1.	Please explain why “New” is in the name of the product on EDGAR.

Response:   In October 2020 Transamerica Premier Life Insurance Company merged into Transamerica Life Insurance Company. Our standard practice is to add “New” to the EDGAR product name when we get new 33 Act numbers for products affected by mergers.

II.	Vanguard Variable Annuity Prospectus

1.

Page 3 – Please use the term “Portfolio” consistent throughout the Prospectus. Portfolio is defined in the Glossary of Terms, however, the terms “underlying portfolios” and “Portfolio Companies” are also used throughout the Prospectus.

Response:   Disclosure has been revised. Please see attached.

2.

Page 4 – Please remove the following language “An investment in the Contract is subject to fees, risks, and other important considerations, some of which are briefly summarized in the following table”.

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

April 20, 2021

Response:  Disclosure has been revised. Please see attached.

3.	Page 4 – In the “Fees and Expense” table, please add hyperlinks to the “Location in Prospectus” column.

Response:  Disclosure has been revised. Please see attached.

4.

Page 4 – In the “Ongoing Fees and Expenses (annual charges)” section of the “Fees and Expenses” table please explain supplementally why the footnotes start with footnote #3 or revise to reflect footnote #1.

Response:   Disclosure has been revised. Please see attached.

5.	Page 4 – In the “Ongoing Fees and Expenses (annual charges)” section of the “Fees and Expenses” table please explain the basis for the Minimum and Maximum Investment Option percentages.

Response:   Disclosure has been revised. Please see attached.

6.	Page 4 – Please add “based on current charges” to the end of the second sentence in the paragraph below the first chart in the “Fees and Expenses” table.

Response:  Disclosure has been revised. Please see attached.

7.	Page 4 – Please confirm that the Contract does not assess a surrender charge and remove the last sentence in the paragraph below the first chart in the “Fees and Expenses” table.

Response:  Confirmed, this Contract does not assess surrender charges. Disclosure has been revised. Please see attached.

8.	Page 4 – Please remove “Estimate” from the “Lowest Annual Cost Estimate” and “Highest Annual Cost Estimate” columns of the second table in the Ongoing Fees and Expenses (annual charges) table.

Response:  Disclosure has been revised. Please see attached.

9.	Page 4 – In the “Risks” section of the table, please remove the last sentence of the 2nd paragraph under “Not a Short-Term Investment” section of the table that refers to surrender charges.

Response:  Disclosure has been revised. Please see attached.

10.	Please confirm supplementally that the Contract does not offer a fixed account.

Response:  This Contract does not offer a fixed account.

11.

Page 5 – In the “Optional Benefits” section of the table, if applicable, please state that exceeding limits specified by the terms of the optional benefits may affect the availability of the benefits by reducing the benefits by an amount greater than the amount withdrawn or may cancel the benefits.

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

April 20, 2021

Response:  Disclosure has been revised. Please see attached.

12.

Page 5 – “Conflict of Interest” section of the table appears to be missing the “Investment Professional Compensation” disclosure. Please include the appropriate disclosure or explain supplementally why it should not be included.

Response:  Investment Professional Compensation disclosure is not applicable. This product was distributed through direct response; no investment professionals received compensation for sales of the policy.

13.	Page 6 – Please move the “Inquiries and Contract and Contractholder Information” section to later in the Prospectus.

Response:  Disclosure has been revised. This section has been moved to the “Other Information” section of the Prospectus. Please see attached.

14.

Page 8 – Please reconcile the discrepancy between the Administrative Expenses listed on Page 8 (Annual Contract Maintenance Fee of $25) and the Summary of Costs of Investing in the Vanguard Variable Annuity listed on page 22 (Annual Administrative Expense Charge: 0.10% is not listed on Page 8).

Response:  Disclosure has been revised. Please see attached.

15.	Page 8 – Please remove footnote notation “2” after the parenthetical for “Net Annual Portfolio Operating Expenses”.

Response:  Disclosure has been revised. Please see attached.

16.	Page 8 – Please reconcile the “on or after” language in footnote #7.

Response:  Disclosure has been revised. Please see attached.

17.	Page 9 – Please confirm that all Principal Risks associated with the contract are disclosed.

Response:  Confirmed. Disclosure has been revised so that all principal risks associated with the contract are disclosed in the prospectus.

18.	Page 10, 2nd paragraph – Please note that any Principal Risk disclosed should be discussed here. If this is not a Principal Risk, please move this disclosure to the SAI.

Response:  Disclosure has been revised so that non-principal risks not otherwise required to be in the prospectus are disclosed in the SAI.

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

April 20, 2021

19.	Page 14 – Please explain how Transamerica Capital, Inc. is affiliated with Transamerica Life Insurance Company.

Response:  Disclosure has been revised. Please see attached.

20.	Page 20, Investment Options – Please note that the Registrant should avoid terms such as “Subaccount”. Please use plain English term such as “Investment Option” instead.

Response:  We respectfully disagree that the defined term, Subaccount, fails to comply with the ‘plain English’ requirement. ‘Subaccount’ is a widely understood term in the context of variable insurance products, and has been used in the prospectus and in the underlying annuity policy for decades. Because policy owners are accustomed to the long-standing use of this term, and because these policies are no longer for sale, we respectfully submit that changing this familiar terminology now will not benefit investors in these policies.

21.

Page 21, Voting Rights – In the second paragraph, 2nd to last sentence that begins with “If, however…” please explain supplementally, or provide an example when the Company would determine it is ok to vote the shares in their own right.

Response:  We may be required by state insurance regulations to disregard voting instructions in certain circumstances, such as if they would cause a change in the sub-classification or investment objectives of one or more funds, or if they would approve or disapprove an investment advisory contract for one or more funds. In addition, we may disregard voting instructions that would require changes in the investment policy or investment advisor of one or more funds, provided that we reasonably disapprove such changes in accordance with applicable federal and state regulations.

22.

Page 30, Benefits Available Under The Contract table – On page 41 of the Prospectus it states that Systematic Withdrawals, Annuity ExpressTM, Automatic Asset Rebalancing, Automatic Exchange Service are optional, however, the table indicates these are standard. Please reconcile this discrepancy.

Response:  Disclosure has been revised. Please see attached.

23.	Page 39, “See Appendix B – GLWB Rider…” – Please check and see if the reference should be to Appendix C.

Response:  Disclosure has been revised. Please see attached.

24.	Page 41, “See Appendix C – GLWB Rider…” – Please check and see if the reference should be to Appendix D.

Response:  Disclosure has been revised. Please see attached.

25.

Page 50, 2nd paragraph – Please note that Item 14(b), Instruction 2 states that the Prospectus should not describe the Internal Revenue Code requirements for qualifications of plans or the non-annuity tax consequences of qualification (e.g., the effect on employer taxation). Please review accordingly.

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

April 20, 2021

Response:  We have reviewed prospectus disclosure and confirm that the prospectus does not describe IRC requirements for qualification of plans generally, and does not describe non-annuity tax consequences of qualification.

26.

Page 56, Portfolios Available Under the Contract – The lead in language states “Depending on the optional benefits You choose, You may not be able to invest in certain Portfolios”. Please indicate which Portfolios are not available or are restricted based on benefits elected under the Contract.

Response:  Disclosure has been revised. Please see attached.

27.	Page 56, Appendix – If any of the Portfolios are closed to new investment or investors please disclose.

Response:  There are no Portfolios that have been closed to new investment or investors.

28.	Page 63, back cover – Please provide the Contract Identifier rather than the 33 Act number.

Response:  Disclosure has been revised. Please see attached.

III.	Vanguard Variable Annuity Statement of Additional Information

1.	Please provide the information required by Item 21. Services or explain supplementally why it is inapplicable.

Response:  Item 21 is not applicable because the Depositor and Registrant perform all services and pay all fees, expenses, and costs relating to the policies.

2.	Please disclose, if applicable, any Non-Principal Risks of purchasing the Contract.

Response:  Disclosure has been revised. Please see attached.

3.	Page B-4 – Distribution of the Contract. Please provide information on the Underwriters as required by Item 23.

Response:  Disclosure has been revised. Please see attached.

IV.	Vanguard Variable Annuity Part C

1.	Undertakings – Please note that representations a, b and c are no longer required under the revised Form N-4.

Response:  Disclosure has been revised. Please see attached.

V.	Vanguard Variable Annuity 485(a) Template Relief Letter

1.	Please include the Registration Numbers for the Template Filing and the Replicate Filing.

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

April 20, 2021

Response:  Correspondence has been revised. Please see attached.

2.	On the representations on Page 2 of the letter in the 1st set of bullet points, 2nd to last bullet, please revise to read ‘all other’ disclosure changes, rather than ‘any’ other disclosure changes.

Response:  Disclosure has been revised. Please see attached.

If you have any questions regarding these responses, please contact Brian Stallworth at 720-488-7884. I appreciate your assistance with this filing.

Sincerely,

/s/ Brian Stallworth
Brian Stallworth
Senior Counsel